MARSICO CAPITAL MANAGEMENT, LLC

May 25, 2018

Board of Trustees

The Marsico Investment Fund

1200 17th Street, Suite 1600

Denver, Colorado 80202

Re:	Expense Limitation Letter Agreement for the Marsico Global Fund

Dear Board Members:

This letter agreement (“Agreement”) supplements and amends with respect to the Marsico Global Fund (“Global Fund”) the letter agreement dated November 30, 2017 (the “November 2017 Agreement”) by and between Marsico Capital Management, LLC ("MCM") and The Marsico Investment Fund (“Marsico Funds”) regarding expense limitations applicable to the Marsico Funds.

With the consent of the parties, this Agreement will reduce the expense limitation applicable to the Global Fund effective on the closing date of a pending reorganization under which the Marsico Flexible Capital Fund will be merged with and into the Global Fund (currently expected to occur on or about August 3, 2018) (the “Reorganization closing date”), and thereafter at least through September 30, 2019 or one year after the Reorganization closing date, whichever is later.

This Agreement will confirm our agreement that, effective on and after the Reorganization closing date, in the event that the annualized ratio of total ordinary operating expenses (excluding taxes, interest, acquired fund(1) fees and expenses, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to average daily net assets of the Global Fund, calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage set forth below, MCM will waive fees or reimburse the Global Fund's expenses in the amount of such excess:

Fund	Expense Limit
Global Fund	1.45%

(1)	The Global Fund from time to time may invest in affiliated or unaffiliated money market funds or other investment companies such as exchange-traded funds (ETFs). Such underlying investments collectively are referred to herein as "acquired funds."

1200 17TH STREET • SUITE 1600

DENVER, COLORADO 80202

TEL: 303.454.5600 • FAX: 303.454.5678

MCM shall be entitled to recoup from the Global Fund in the future any fees previously waived and/or expenses previously reimbursed by MCM with respect to the Fund pursuant to this Agreement (or any previous expense limitation agreements) if: (1) such recoupment by MCM does not cause the Global Fund, at the time of recoupment, to exceed the lesser of (a) the expense limitation in effect at the time the relevant amount was waived and/or reimbursed, or (b) the expense limitation in effect at the time of the proposed recoupment, and (2) the recoupment is made within three years after the fiscal year-end date as of which the amount to be waived or reimbursed was determined and the waiver or reimbursement occurred. Recoupment by MCM from the Global Fund of any fees waived or expenses reimbursed shall apply first to MCM waivers or expense reimbursements made during the current fiscal year, second to MCM waivers or expense reimbursements made during the earliest available fiscal year, and thereafter apply in order to MCM waivers or expense reimbursements made during each successive fiscal year thereafter.

MCM’s undertaking in this Agreement to waive fees and reimburse expenses for the Global Fund will take effect on and after the Reorganization closing date, and may not be terminated prior to September 30, 2019 or one year after the Reorganization closing date, whichever is later, without the consent of the Board of Trustees of the Marsico Funds. Thereafter, however, MCM's undertaking is voluntary, and therefore may be terminated or modified by MCM with respect to the Global Fund upon giving fifteen (15) days prior notice to the Fund and its administrator; provided, however, that no such modification will be made in a manner inconsistent with the terms of the current prospectus.

This Agreement provides for an annual, not a monthly, expense limitation. The expense limitation shall be based on the fiscal years of the Global Fund.

The portion of the November 2017 Agreement that applies to the Global Fund will remain in effect until the Reorganization closing date, and will be deemed to be amended and replaced by this Agreement at that time. All portions of the November 2017 Agreement that relate to Funds other than the Global Fund will remain in effect after the Reorganization closing date (excluding the portion relating to the Flexible Capital Fund, which will be dissolved through the Reorganization).

MCM authorizes the Global Fund and its administrator to reduce MCM's advisory fee to the extent necessary to effectuate the limitations stated above. In the event accrued expenses exceed the limitations stated above after the reduction in MCM's advisory fee, MCM authorizes the Global Fund and its administrator to invoice MCM for the difference. MCM will pay to the Global Fund any such amounts promptly after receipt of an invoice.

MARSICO CAPITAL MANAGEMENT, LLC

By:	/s/ Neil L. Gloude
Name:	Neil L. Gloude
Title:	Executive Vice President, Chief Financial Officer and Treasurer

ACKNOWLEDGED:
THE MARSICO INVESTMENT FUND
Marsico Global Fund

By:	/s/ Christopher J. Marsico
Name:	Christopher J. Marsico
Title:	Executive Vice President and Chief Operating Officer